UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

January 17, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

  ALBERTA STAR CONTINUES TO EXPAND ITS NEW POLY-METALLIC IOCG COPPER, GOLD, SILVER, COBALT DISCOVERY AT THE K2 TARGET AREA AT CONTACT LAKE, NT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has received assays on a further four holes completing the Company’s eight hole summer/fall 2006 preliminary drill program at the  K2 discovery at Contact Lake, NT.  The latest results from the K2 discovery follow the initial drill results from the first four holes which were released on December 14, 2006 whereby the Company announced that it had discovered a new large zone of hydrothermal and structurally controlled poly-metallic breccias that are enriched in copper, gold, silver and cobalt. The K2 target is located on the Contact Lake property, on the south side of Echo Bay.  Completion of an additional four drill holes has confirmed and expanded the widespread poly-metallic mineralization at the K2 target. All eight drill holes reporting from a recently completed eight hole summer 2006 drill program intersected multiple zones of altered and highly mineralized breccias with disseminated and vein hosted copper, gold, silver, cobalt sulphide mineralization. All drill cores were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. (“ACME”) in Yellowknife, NT where they were crushed and pulped,  and then transported to ACME’s  main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques.

Highlights from significant mineralized down hole intervals from the four new holes reporting, include 14.5 meters (47.85 feet) of .28% copper, 1.1 g/ton silver and .04% cobalt and 0.12 g/ton gold, 17.5 meters (57.75 feet) of .28% copper and 5.2 g/ton silver, 17.4 meters of .41% copper, 2.7 g/ton silver, 0.01 % cobalt (including 0.5 meters 3.13 % copper, 16.8 g/ton silver) 46.5 meters (153.45 feet) of .22% copper, 0.94 g/ton silver and 0.01 g/ton gold, 3 meters (9.9 feet) of .73% copper, 1.8 g/ton silver and 0.01% cobalt, and 1 meter  (3.28 feet) of 3.19% copper.

The K2 target area is a new discovery in which significant IOCG style poly-metallic copper, gold, silver and cobalt mineralization was encountered in all eight drill holes in a preliminary drilling program along a 250 meter strike length to a vertical depth of 300 meters. The mineralized zone remains un-delineated and open at depth and along strike in both directions. The mineralized zone is part of a regionally extensive linear zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The accompanying table gives a summary of drilling highlights and assay results returned from the balance of holes from an 8 hole program reporting from the K2 Target Discovery Zone at Contact Lake, NT.

K2 Discovery Zone -Drill Summary (Holes 5-6-7-8)

DRILL HOLE RESULTS

	Interval		Length	Copper	Silver	Cobalt	Gold
	From	To		(Cu)	(Ag)	(Co)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-05	2.5	56.5	54	0.2	1.08	0.03	0.08
	2.5	8.5	6	0.42	1.32	0.05	0.23
	2.5	17	14.5	0.28	1.1	0.04	0.12
	20	31	11	0.23	1.39	0.05	0.08
	27.5	30	2.5	0.53	3	0.13	0.24
	35.5	56.5	21	0.17	1.1	0.02	0.07
	43	46	3	0.21	1.65	0.03	0.5
	59	63	4	0.11	0.58	0.01	0.03
	152	153.7	1.7	0.14	0.72	0.06	0
	156.2	156.7	0.5	0.38	1.4	0.01	0
	190.5	191.5	1	0.04	2.9	0.05	0
	222	223.5	1.5	0.1	2.1	0	0
	226	227.5	1.5	0.21	4.7	0	0

	Interval		Length	Copper	Silver	Cobalt	Gold
	From	To		(Cu)	(Ag)	(Co)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-06	20.5	20.8	0.3	1.21	1.2	0.01	0.1
	88	89	1	0.11	0.3	0	0
	90	93.6	3.6	0.24	0.57	0	0
	118.5	121.5	3	0.29	0.3	0	0
	123	124.5	1.5	0.1	0.2	0	0
	211	212	1	1.04	3.7	0	0
	269	270.5	1.5	0.14	0.4	0.01	0
	290	299	9	0.11	0.63	0.01	0
	304.4	309	4.6	0.29	1.46	0.02	0.02
	323.5	331	7.5	0.15	0.64	0	0
	338.5	340	1.5	0.24	2.8	0.01	0
	343	349	6	0.24	1.35	0.01	0
	356.5	359.5	3	0.39	1.45	0.02	0
	361	362.5	1.5	0.1	0.3	0	0
	368.5	371.5	3	0.14	0.6	0.01	0
	374.5	377	2.5	0.17	1.8	0.02	0
	397.2	402.3	5.1	0.34	0.68	0.01	0
	407.5	425	17.5	0.28	5.29	0.01	0.03
	407.5	411.5	4	0.64	5.89	0.01	0.05

	Interval		Length	Copper	Silver	Cobalt	Gold	Bismuth
	From	To		(Cu)	(Ag)	(Co)	(Au)	(Bi)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)	(%)
CLK2-06-07	5	12.5	7.5	0.13	1	0.01	0
	24.5	25.5	1	1	5.6	0.04	0.2	0.11
	34	45.3	11.3	0.2	1.8	0.01	0.01
	51.5	52.5	1	0.26	0.9	0.01	0
	69.5	72.5	3	0.27	1.5	0	0
	86	103.4	17.4	0.41	2.7	0.01	0.01
	94.1	94.6	0.5	3.13	16.8	0.01	0.1	0.19
	104.4	108.9	4.5	0.15	1.1	0.02	0.03
	138	139	1	0.1	0.9	0.05	0
	168.4	170.9	2.5	0.18	2.5	0.03	0
	191	196.5	5.5	0.18	4.8	0.01	0.05
	202	203	1	0.11	2.9	0.02	0
	242	245	3	0.17	7.7	0	0
	266	267.5	1.5	0.11	0.8	0	0
	323	326	3	0.27	1.9	0.01	0.1
	347	348.5	1.5	0.12	2.3	0.03	0
	377	378.5	1.5	0.14	2.9	0	0

	Interval		Length	Copper	Silver	Cobalt	Gold
	From	To		(Cu)	(Ag)	(Co)	(Au)
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(%)	(g/ton)
CLK2-06-10	5.5	6.5	1	0.14	1.6	0	0
	17	54.5	37.5	0.2	1.26	0.01	0
	30.5	33.5	3	0.73	1.8	0.01	0
	71	83	12	0.18	1.53	0.03	0.06
	71	74	3	0.59	2.85	0.03	0.25
	93.5	140	46.5	0.22	0.94	0.03	0.01
	93.5	125	31.5	0.27	1.15	0.02	0
	99.5	119	19.5	0.33	1.28	0.02	0.01
	128	140	12	0.12	0.5	0.02	0.03
	150.5	155	4.5	0.25	0.47	0	0
	162.5	182	19.5	0.22	0.67	0.01	0
	162.5	170	7.5	0.35	0.98	0.01	0
	192.5	195.5	3	0.16	0.75	0	0
	203	204.5	1.5	0.11	0.7	0.01	0
	218	219.5	1.5	0.21	0.7	0	0
	287	288	1	0.18	2.2	0.03	0
	320	324	4	0.02	0.79	0.03	0
	381	382.5	1.5	0.51	8.9	0.03	0.1
	393	394.5	1.5	0.09	1	0.02	0
	465	473.7	8.7	0.11	3.09	0.04	0
	503	506	3	0.12	0.55	0	0.2
	510.5	516.5	6	0.16	1.23	0	0.1

Metal values as at today’s market price. Gold $624.90 US per ounce, Copper $2.48 per pound, Silver $12.53 US per ounce, Cobalt $25.00 US per pound, Zinc $1.71US per pound, Lead $0.71 US per pound, and Uranium $72.00 US per pound as of January 16, 2007.

Note: True thickness has not been calculated for these holes.

The K2 mineralized breccia is open for drilling along strike for a presently undetermined length, and within a 200 to 300 meter wide horizon. This is the second large poly-metallic IOCG target zone that has emerged within the Eldorado & Contact Lake districts that are characterized by two to six different metals within a target horizon.  The Company intends to conduct further drilling on the K2 Discovery Zone in 2007, to determine its potential as a significant poly-metallic bulk tonnage prospect.

K2 Target - Map and Drilling locations- may be viewed by clicking on the following link:
http://www.alberta-star.com/k2/index.html

Alberta Star President and CEO, Tim Coupland commented, “Our drill results are continuing to confirm the poly-metallic nature of the K2 target areas mineralization and demonstrates the widespread distribution of Olympic Dam style IOCG & uranium associated mineralization in the Eldorado & Contact Lake districts. The Company has now reached another significant milestone by demonstrating the presence of gold within the K2 system”. The Company has now successfully identified two new poly-metallic discovery zones based on its recently completed 2006 summer and fall drilling.  The Company is currently preparing its newly emerging bulk tonnage targets for follow up exploration and drilling in 2007 to determine continuity and orientation of mineralization.  Both the Mile Lake and K2 Discovery’s remain open for expansion at depth and along strike. Another key component of the 2007 exploration program will be the selection of the uranium drill targets using the Company’s newly acquired proprietary radiometric and VTEM datasets.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 51,473 acres in size.  The Eldorado & Contact IOCG + uranium project areas include five past producing high grade silver and uranium mines. This includes he Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company’s land ownership package. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland,  President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131